Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-163550
PROSPECTUS SUPPLEMENT NO. 9
(to Prospectus dated April 6, 2010)
Grubb & Ellis Company
7,575,750 Shares of Common Stock
125,000 Shares of 12% Cumulative Participating Perpetual Convertible Preferred Stock
     This Prospectus Supplement No. 9 supplements the prospectus dated April 6, 2010 (as updated, amended and supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-163550). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2010 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
     The Prospectus and this prospectus supplement relate to the disposition of up to 125,000 shares of our outstanding 12% Cumulative Participating Perpetual Convertible Preferred Stock, which we refer to herein as our “12% Preferred Stock”, and up to 7,575,750 shares of our common stock issuable upon conversion of our 12% Preferred Stock that may be sold by the selling stockholders identified in the Prospectus. We have registered the offer and sale of such shares of 12% Preferred Stock and such shares of common stock to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of the shares of 12% Preferred Stock or shares of common stock by the selling stockholders.
     Our common stock is listed on the New York Stock Exchange under the symbol “GBE.” On June 23, 2010, the last reported sales price for our common stock was $1.06.
     This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

     Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 24, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 21, 2010

GRUBB & ELLIS COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-8122	94-1424307
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1551 North Tustin Avenue, Suite 300, Santa Ana, California	92705
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (714) 667-8252

Not Applicable
(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02 Unregistered Sales of Equity Securities

On June 24, 2010, Grubb & Ellis Company (the “Company”) issued a press release disclosing that it had effected the sale of $1.5 million of its 7.95% Convertible Senior Notes due 2015 (the “Notes”) pursuant to the 45-day over-allotment option to purchase up to an additional $4.5 million of the Notes granted to the initial purchaser in the Company’s private placement of $30.0 million of the Notes that closed on May 7, 2010, as previously disclosed.

The Company received net proceeds of approximately $1.4 million from the over-allotment sale of the Notes, and aggregate net proceeds of approximately $29.4 million from the sale of all $31.5 million of the Notes. The Company will use such net proceeds for growth initiatives, short-term working capital and general corporate purposes. The Notes are presently convertible into shares of the Company’s common stock at an initial conversion rate of 445.583 shares of common stock per $1,000 principal amount of Notes, subject to adjustment as set forth in the Indenture governing the Notes dated as of May 7, 2010.

The Notes and the Company’s common stock issuable upon the conversion of the Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company offered and sold the Notes in reliance on the exemption from the registration requirements that apply to offers and sales of securities that do not involve a public offering pursuant to Section 144A of the Securities Act. As such, the Notes were offered and sold only to “qualified institutional buyers”, as that term is defined under the Securities Act. Shares of the Company’s common stock issuable upon conversion of the Notes have been reserved for issuance by the Company and will be listed on the New York Stock Exchange.

The Company also disclosed in the press release that the Company has agreed to file with the Securities and Exchange Commission no later than June 30th a shelf registration statement on Form S-3 registering, on behalf of the purchasers of the Notes, the resale of the Notes and the shares of common stock issuable upon conversion of the Notes. In addition, the Company also disclosed that it intended to convert the currently effective registration statement on Form S-1 that it had previously filed on behalf of certain purchasers of its 12% cumulative convertible preferred stock (the “Preferred Stock”) to a registration statement on Form S-3. This conversion will not result in the offering or registration of any additional securities of the Company.

This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, the Preferred Stock, or the common stock of the Company issuable upon the conversion of the Notes or Preferred Stock in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing is a summary of the press release, which is filed herewith as Exhibit 99.1, and is incorporated herein by reference

Item 9.01 Financial Statements and Exhibits.

(d)   The following are filed as Exhibits to this Current Report on Form 8-K:

99.1   Press Release issued by Grubb & Ellis Company on June 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly authorized and caused the undersigned to sign this Report on the Registrant’s behalf.

GRUBB & ELLIS COMPANY

By: /s/ Matthew A. Engel
Matthew A. Engel
Chief Accounting Officer and
Interim Chief Financial Officer

Dated: June 24, 2010

Exhibit 99.1

Contact: Phone: Email:	Janice McDill 312.698.6707 janice.mcdill@grubb-ellis.com
Grubb & Ellis Company Announces Closing of Over-Allotment
Option for Convertible Notes
SANTA ANA, Calif. (June 24, 2010) — Grubb & Ellis Company (NYSE: GBE), a leading real estate services and investment firm, today announced that it sold an additional $1.5 million of its 7.95% unsecured convertible notes due in 2015 pursuant to the exercise of the over-allotment option granted to the initial purchaser in connection with the company’s private note offering of $30 million that closed on May 7, 2010.
The company intends to use the net proceeds of approximately $29.4 million from the sale of the aggregate of $31.5 million of notes to fund growth initiatives, short-term working capital and general corporate purposes. The notes are convertible into the company’s common stock at an initial conversion rate of 445.583 shares per $1,000 principal amount of notes, subject to the Indenture governing the notes dated as of May 7, 2010.
All of the notes in the private offering were sold to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended.
The notes and the underlying common stock issuable upon conversion have not been registered under the Securities Act or applicable state securities laws. In connection with the private note offering, the company agreed to file with the Securities and Exchange Commission no later than June 30, 2010 a shelf registration statement on Form S-3 registering, on behalf of the purchasers of the notes, the resale of the notes and the shares of common stock issuable upon conversion of the notes.
The company also intends to convert its currently effective registration statement on Form S-1 that it previously filed on behalf of certain purchasers of its 12% cumulative convertible preferred stock to a registration statement on Form S-3, which conversion will not result in the offering or registration of any additional securities of the company.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes or the preferred stock (including the shares of common stock into which the notes and/or preferred stock are convertible), nor shall there be any sale of the notes or the preferred stock (including the shares of common stock into which the notes and/or preferred stock are convertible) in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.
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6/24/10
Grubb & Ellis Company Announces Closing of Over-Allotment Option for Convertible Notes
Forward-Looking Statements
Certain statements included in this press release may constitute forward-looking statements regarding, among other things, the expected closing of the sale of the notes and the expected use of proceeds. These statements involve known and unknown risks, uncertainties and other factors that may cause the company’s actual results and events in future periods to be materially different from those anticipated, including risks and uncertainties related to the financial markets. Such factors which could adversely affect the company’s ability to obtain these results include, among other things: (i) a continued or further slowdown in the volume and the decline in transaction values of sales and leasing transactions; (ii) the general economic downturn and recessionary pressures on businesses in general; (iii) a prolonged and pronounced recession in real estate markets and values; (iv) the unavailability of credit to finance real estate transactions in general and the company’s tenant-in-common programs, in particular; (v) the ability of the company to return to compliance with the NYSE’s continued listing standards; (vi) the success of current and new investment programs; (vii) the success of new initiatives and investments; (viii) the inability to attain expected levels of revenue, performance, brand equity and expense synergies resulting from the merger of Grubb & Ellis Company and NNN Realty Advisors in general, and in the current macroeconomic and credit environment, in particular; and (ix) other factors described in the company’s annual report on Form 10-K/A for the fiscal year ending December 31, 2009, the company’s 10-Q for the period ended March 31, 2010 and in other current reports on Form 8-K filed with the Securities and Exchange Commission. The company does not undertake any obligation to update forward-looking statements.
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